82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

[redacted]

05012335

October 26, 2005

RECEIVED
2005 NOV -7 A 11:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on October 26, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

PROCESSED
NOV 08 2005
THOMSON FINANCIAL

dlw 11/7

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

October 26, 2005
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Outlines Two Gold Anomalies on Comifa Concession

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is pleased to announce the outlining of two, significant, gold soil anomalies in the Company's Comifa gold concession in western Mali, West Africa. Both anomalies have a west-northwest orientation. The southern zone is 900 m long and consists of values from 51 to 4,605 parts per billion gold. Some fragments of quartz have been found along this anomaly. It is possible that this follows the trace of a 7 m wide, gold-bearing, quartz vein system found on the adjacent concession.

The northern zone has been traced for 1,150 m. Anomalous values range from 29 to 1,615 ppb gold. It coincides with fragments of quartz, some orpaillage, or pits dug by the hand miners, and quartz veins which parallel the general orientation of the anomaly. One 500 m long offshoot extends to the northeast from this anomaly with values ranging from 31 to 3,742 ppb gold. An outcrop of diorite was found north of the 1,150 m long anomalous area. The occurrence of diorite is a positive sign because it is associated with gold mineralization in the Tabakoto and Segala deposits of Nevsun Resources. The northeast corner of the Comifa concession is adjacent to the western side of the Tabakoto – Segala group of concessions. The Tabakoto deposit is scheduled to go into production in December, 2005.

A major program of pitting is planned for the concession in the near future to be followed by drilling. Carl Verley (P. Geol.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director